QuickLinks -- Click here to rapidly navigate through this document

Filed by Pharmacopeia, Inc. This communication is
filed pursuant to Rule 425 under the Securities Act
of 1933, as amended, and deemed filed pursuant
to Rule 14a-6 of the Securities Act of 1934, as amended.
Subject Company: Pharmacopeia, Inc.
Registration No.: 333-70740

FOR IMMEDIATE RELEASE

PHARMACOPEIA AND EOS SCHEDULED TO PRESENT AT JPMORGAN H&Q
HEALTHCARE CONFERENCE

—Joint Presentation Will Focus on Strategic Significance of Merger—

Princeton, NJ and South San Francisco, CA, January 8, 2002—Pharmacopeia, Inc. (Nasdaq: PCOP) and Eos Biotechnology (Eos) today announced that they will make a joint presentation at the JPMorgan H&Q Healthcare Conference on January 9, 2002 at 4:30 p.m. PST. Joseph A. Mollica, Ph.D., Pharmacopeia's Chairman, President, and CEO, and David W. Martin, Jr., M.D., Eos' President and CEO will speak on behalf of the companies. The conference is taking place at the Westin St. Francis Hotel in San Francisco, California.

The joint presentation will focus on the individual strengths of each company and the powerful drug discovery and development engine that would be created by joining the scientists, management, technology, science, and product pipelines of both companies. The presentation will be available for replay on Pharmacopeia's website at www.pcop.com. Additional information on Pharmacopeia and Eos can be found at their respective websites at www.pcop.com and www.eosbiotech.com

PHARMACOPEIA URGES INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING PHARMACOPEIA'S PROPOSED ACQUISITION OF EOS BIOTECHNOLOGY, AS IT CONTAINS IMPORTANT INFORMATION. Security holders may receive a free copy of the proxy statement/prospectus, as well as other related documents filed by Pharmacopeia, at the Web site of the Securities and Exchange Commission (the "SEC"), http://www.sec.gov. In addition, copies of documents filed with the SEC by Pharmacopeia can be obtained, without charge, by directing a request to MacKenzie Partners by email to: proxy@mackenziepartners.com or call (800) 322-2885 or to Pharmacopeia Investor Relations at P.O. Box 5350, Princeton, NJ 08543-5350, or (609) 452-3600.

Pharmacopeia (www.pharmacopeia.com) provides enabling science and technology that accelerates and improves the drug discovery and chemical development processes. Pharmacopeia's Drug Discovery segment integrates proprietary small molecule combinatorial and medicinal chemistry, high-throughput screening, in-vitro pharmacology, computational methods and informatics to discover and optimize lead compounds. Pharmacopeia's software subsidiary, Accelrys, develops and commercializes molecular modeling and simulation software for the life sciences and materials research, cheminformatics and decision support systems, and bioinformatics tools including gene sequence analysis. The business also provides consulting services to its customers in drug discovery and chemical development. Pharmacopeia employs approximately 800 people, generated 2000 revenues of approximately $119 million, and is headquartered in Princeton, NJ.

Eos Biotechnology, Inc., a privately funded biotechnology company in South San Francisco, California, develops, applies and integrates a variety of high-throughput genomics, bioinformatics and biological processes for the creation of novel therapeutic and diagnostic products. Eos technologies are being applied to rapidly and cost-effectively build a pipeline of novel and medically important therapeutics and diagnostics in the areas of oncology, angiogenesis and inflammation, with initial product development efforts focused in the area of therapeutic antibodies.

When used anywhere in this document, the words "expects", "believes", "anticipates", "estimates" and similar expressions are intended to identify forward-looking statements. Forward-looking statements herein may include statements addressing future financial and operating results of Pharmacopeia and the timing, benefits and other aspects of the proposed merger. Pharmacopeia has based these forward- looking statements on its current expectations about future events. Such statements are subject to risks and uncertainties including, but not limited to, the successful implementation of Pharmacopeia's strategic plans, the acceptance of new products, the obsolescence of existing products, the resolution of existing and potential future patent issues, additional competition, changes in economic conditions, and other risks described in documents Pharmacopeia has filed with the SEC, including its most recent report on Form 10-K and subsequent reports on Form 10-Q. All forward-looking statements in this document are qualified entirely by the cautionary statements included in this document and such filings. These risks and uncertainties could cause actual results to differ materially from results expressed or implied by forward-looking statements contained in this document. These forward-looking statements speak only as of the date of this document. Pharmacopeia disclaims any undertaking to publicly update or revise any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

# # #

Contact:
Sue Rodney
Manager, Investor Relations
(609) 452-3643
srodney@pharmacop.com

QuickLinks

PHARMACOPEIA AND EOS SCHEDULED TO PRESENT AT JPMORGAN H&Q HEALTHCARE CONFERENCE
—Joint Presentation Will Focus on Strategic Significance of Merger—